SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                          (Amendment No. _______)*


                         First Federal Bancorp, Inc.
----------------------------------------------------------------------------
                              (Name of Issuer)

                       common stock, without par value
----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 319966 10 7
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                               (CUSIP Number)


              Mr. Harry C.C. MacNealy, Chief Executive Officer
                 MacNealy Hoover Investment Management, Inc.
                     4580 Stephen Circle, NW, Suite 201
                             Canton, Ohio 44718
                               (330) 499-1010
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               August 26, 2002
----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of [SECTIONS] 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ X ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 319966 10 7

----------------------------------------------------------------------------
1)    Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

            MacNealy Hoover Investment Management, Inc.

----------------------------------------------------------------------------
2)    Check The Appropriate Box If a Member of a Group (See Instructions)
                                                                 (a)     [ ]
                                                                 (b)     [ ]

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3)    SEC Use Only

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4)    Source of Funds (See Instructions)

            OO

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5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                              [ ]

            Not Applicable

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6)    Citizenship or Place of Organization

            Ohio

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                        (7) Sole Voting Power                   0
      Number of         -----------------------------------------
      Shares            (8) Shared Voting Power           281,250
      Beneficially      -----------------------------------------
      Owned By          (9) Sole Dispositive Power              0
      Each Reporting    -----------------------------------------
      Person With       (10) Shared Dispositive Power     286,250
----------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

            309,250 shares *

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12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                 [ ]

            Not Applicable

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13)   Percent of Class Represented By Amount in Row (11)

            9.4%

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14)   Type of Reporting Person (See Instructions)

            IA

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*   MacNealy Hoover Investment Management, Inc. has voting power, investment power, or both over an aggregate of 309,250 shares

CUSIP No. 319966 10 7

----------------------------------------------------------------------------
1)    Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

            Harry C.C. MacNealy

----------------------------------------------------------------------------
2)    Check The Appropriate Box If a Member of a Group (See Instructions)
                                                                 (a)     [ ]
                                                                 (b)     [ ]

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3)    SEC Use Only

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4)    Source of Funds (See Instructions)

            Not Applicable as to all but 3,800 shares shown in row #11 below. Of the shares shown in row #11, 3,000 are held for the account of the Reporting Person and 800 shares are held for the account of the Reporting Person as custodian for his children, which shares were acquired with personal funds (PF)

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5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                              [ ]

            Not Applicable
----------------------------------------------------------------------------
6)    Citizenship or Place of Organization

            U.S.A.

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                        (7) Sole Voting Power                   0
      Number of         -----------------------------------------
      Shares            (8) Shared Voting Power           281,250
      Beneficially      -----------------------------------------
      Owned By          (9) Sole Dispositive Power              0
      Each Reporting    -----------------------------------------
      Person With       (10) Shared Dispositive Power     286,250
----------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

            309,250 shares *

----------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                 [ ]

            Not Applicable

----------------------------------------------------------------------------
13)   Percent of Class Represented By Amount in Row (11)

            9.4%

----------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

            IN

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*   MacNealy Hoover Investment Management, Inc. has voting power, investment power, or both, over an aggregate of 309,250 shares. The Reporting
    Person (Mr. Harry C.C. MacNealy) is Chief Executive Officer of MacNealy Hoover Investment Management, Inc.

CUSIP No. 319966 10 7

----------------------------------------------------------------------------
1)    Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

            Charles H. Hoover

----------------------------------------------------------------------------
2)    Check The Appropriate Box If a Member of a Group (See Instructions)
                                                                 (a)     [ ]
                                                                 (b)     [ ]

----------------------------------------------------------------------------
3)    SEC Use Only

----------------------------------------------------------------------------
4)    Source of Funds (See Instructions)

            Not Applicable as to all but 2,500 shares shown in row #11 below. Of the shares shown in row #11, 1,000 are held for the account of the Reporting Person and 1,500 shares are held for the account of the Reporting Person as custodian for his children, which shares were acquired with personal funds (PF)

----------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                              [ ]

            Not Applicable

----------------------------------------------------------------------------
6)    Citizenship or Place of Organization

            U.S.A.

----------------------------------------------------------------------------
                        (7) Sole Voting Power                   0
      Number of         -----------------------------------------
      Shares            (8) Shared Voting Power           281,250
      Beneficially      -----------------------------------------
      Owned By          (9) Sole Dispositive Power              0
      Each Reporting    -----------------------------------------
      Person With       (10) Shared Dispositive Power     286,250
----------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

            309,250 shares *

----------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                 [ ]

            Not Applicable

----------------------------------------------------------------------------
13)   Percent of Class Represented By Amount in Row (11)

            9.4%

----------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

            IN

----------------------------------------------------------------------------
* MacNealy Hoover Investment Management, Inc. has voting power, investment power, or both, over an aggregate of 309,250 shares. The Reporting Person (Mr. Charles H. Hoover) is President of MacNealy Hoover Investment Management, Inc.

CUSIP No. 319966 10 7

Item 1.  Security and Issuer
         -------------------

      The class of equity securities to which this Schedule 13D relates is the common stock, without par value, of First Federal Bancorp, Inc., an Ohio corporation (the "Issuer"). The Issuer's stock is traded on Nasdaq SmallCap Market under the symbol "FFBZ." The principal executive offices of the Issuer are located at 505 Market Street, Zanesville, Ohio 43701.

Item 2.  Identity and Background
         -----------------------

      (a) Name;
          ----

      This Schedule 13D is filed jointly by each of the following persons under Rule 13d-1(k)(1) adopted by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934 -

      1) MacNealy Hoover Investment Management, Inc., an Ohio corporation,
      2) Mr. Harry C.C. MacNealy, Chief Executive Officer of MacNealy Hoover Investment Management, Inc., and
      3) Mr. Charles H. Hoover, President of MacNealy Hoover Investment Management, Inc.

      MacNealy Hoover Investment Management, Inc., Mr. Harry C.C. MacNealy, and Mr. Charles H. Hoover are referred to collectively hereinafter as the "Filing Persons." As investment advisor for its various clients, MacNealy Hoover Investment Management, Inc. has management responsibility, meaning investment power, voting power, or both, for 309,250 shares of Issuer common stock, the equity securities that are the subject of this Schedule 13D. The other Filing Persons are principals of MacNealy Hoover Investment Management, Inc. and manage accounts on its behalf.

      The Filing Persons entered into a Joint Filing Agreement, dated as of August 30, 2002, a copy of which is filed with this Schedule 13D as Exhibit
A. Under the Joint Filing Agreement, the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

      (b) Residence or business address;
          -----------------------------

      The business address of each of the Filing Persons is 4580 Stephen Circle NW, Suite 201, Canton, Ohio 44718.

      (c) Present principal occupation or employment and the name, principal
          ------------------------------------------------------------------
business and address of any corporation or other organization in which such
---------------------------------------------------------------------------
employment is conducted;
-----------------------

      MacNealy Hoover Investment Management, Inc. is a registered investment advisor, providing investment supervisory services to individuals, pension and profit-sharing plans, trusts, estates, charitable organizations, corporations, and other business entities. Mr. Harry C.C. MacNealy is Chief Executive Officer and Mr. Charles H. Hoover is President of MacNealy Hoover Investment Management, Inc. Messrs. MacNealy and Hoover are the sole executive officers, directors, and controlling persons of MacNealy Hoover Investment Management, Inc. Clients of MacNealy Hoover Investment Management, Inc. include its Chief Executive Officer, its President, members of their family, and others. Each of the Filing Persons conducts its business from 4580 Stephen Circle NW, Suite 201, Canton, Ohio 44718.

CUSIP No. 319966 10 7

      (d) and (e) Legal Proceedings;
                  -----------------

      During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of violation of any such laws.

      (f) Citizenship.
          -----------

      MacNealy Hoover Investment Management, Inc. is a corporation organized under Ohio law. Messrs. Harry C.C. MacNealy and Charles H. Hoover are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

      For accounts of clients other than its Chief Executive Officer and its President, the source of funds for the 309,250 shares of Issuer common stock for which MacNealy Investment Management, Inc. has management responsibility is client funds managed by MacNealy Hoover Investment Management, Inc. Mr. Harry C.C. MacNealy, Chief Executive Officer, holds 3,000 shares of Issuer common stock in his own account and 800 shares as custodian for his children. All of those 3,800 shares were acquired using Mr. MacNealy's personal funds, and those shares are included in the 309,250 shares for which MacNealy Investment Management, Inc. has management responsibility. Mr. Charles H. Hoover, President, holds 1,000 shares of Issuer common stock in his own account and 1,500 shares as custodian for his children. All of those 2,500 shares were likewise acquired using Mr. Hoover's personal funds, and those shares too are included in the 309,250 shares for which MacNealy Investment Management, Inc. has management responsibility. The shares of Issuer common stock in client accounts for which MacNealy Hoover Investment Management, Inc. has management responsibility are held at various brokerage firms selected by the clients, including margin accounts. The 309,250 shares have been accumulated over a number of years, with a cumulative aggregate purchase price of approximately $1.7 million. To the best knowledge of the Filing Persons, none of the shares were acquired using borrowed funds or margin credit.

Item 4.  Purpose of Transaction
         ----------------------

      All of the shares of Issuer common stock reported herein as beneficially owned by the Filing Persons have been acquired on behalf of MacNealy Hoover Investment Management, Inc. clients for investment purposes, consistent with MacNealy Hoover Investment Management, Inc.'s original
Schedule 13G beneficial ownership report filed on or about January 7, 2002. Consistent with the investment objectives communicated to the Filing Persons by clients of MacNealy Hoover Investment Management, Inc., the Filing Persons' investment objective is to profit from appreciation in the market price of Issuer common stock. The Filing Persons might purchase additional shares of Issuer common stock on behalf of clients on the open market, in privately negotiated transactions, or otherwise. However, under the Home Owners' Loan Act and regulations of the Office of Thrift Supervision advance notice to or approval by the Office of Thrift Supervision might be necessary if additional acquisitions of Issuer common stock would cause the Filing Persons' aggregate beneficial ownership to exceed 10% of the Issuer's common stock issued and outstanding. The Filing Persons might also dispose of some or all the shares of Issuer common stock from time to time. Except as may be stated in this Schedule 13D, none of the Filing Persons has any plans or proposals relating to or that could result in any of the transactions or corporate changes on the Issuer's part that are referred to in paragraphs
(a) through (j) inclusive of Item 4 of the Securities and Exchange Commission's Schedule 13D (Rule 240.13d-101). Each of the Filing Persons may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

      The Filing Persons are coming to the conclusion that the best way to achieve their investment objective of profiting from appreciation in the market price of Issuer common stock is through a business combination between the Issuer and another entity. With the heavy concentration on lending secured by real estate that is typical of thrift institutions, and despite being the only remaining locally owned community financial institution in the Zanesville,

CUSIP No. 319966 10 7

Ohio area, the market price of the Issuer's common stock does not adequately reflect the potential value of the Issuer's business franchise. The Filing Persons believe that the Issuer should take action immediately to realize that potential value, and that operating with the traditional thrift institution business model will never achieve more than modest profitability at best. The Filing Persons believe that the Issuer should engage a qualified investment banking firm to pursue an immediate sale of the Issuer by merger or another form of business combination. Sale of the Issuer to an entity outside the Zanesville area that has a more actively traded and liquid stock, a greater depth of financial, staff, and other critical resources, and a more dynamic business model that could take advantage of untapped opportunities in the Zanesville area is an ideal way for the Issuer's stockholders to realize the full potential value of their shares.

      The Filing Persons reserve the right to communicate with the Issuer's board of directors and management, communicate with the Issuer's stockholders directly or through stockholder proposals, call a special meeting of stockholders, communicate directly with potential acquirors of Issuer, or take other actions on behalf of its client stockholders. However, the Filing Persons do not currently have any intention to call a special meeting, to solicit proxies, to oppose management and the board of directors' director nominees or other proposed actions, or to communicate with Issuer stockholders about the Issuer, a possible sale of the Issuer, or other possible transactions involving the Issuer. According to the Home Owners' Loan Act and regulations of the Office of Thrift Supervision, advance notice to or approval by the Office of Thrift Supervision might be necessary for the Filing Persons to take actions resulting in the Filing Persons having control or a controlling influence over the Issuer, its savings association subsidiary, or the management or policies of the Issuer or savings association. The Filing Persons currently do not intend to take any actions having that result, and they therefore do not currently intend to provide notice to or seek approval of the Office of Thrift Supervision for that purpose.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

      (a) and (b) Number and Percentage of Shares. Although the Filing
Persons may be deemed under Securities and Exchange Commission rules to be beneficial owners of the shares reported herein as beneficially owned by them, the Filing Persons disclaim beneficial ownership of all of those shares, except that Mr. MacNealy does not disclaim beneficial ownership of the 3,800 shares held by him for his own account or as custodian for the accounts of his children, and Mr. Hoover does not disclaim beneficial ownership of the 2,500 shares held by him for his own account or as custodian for the accounts of his children. The Filing Persons do not have sole voting power over any of the shares, nor do they have sole power to dispose of any of the shares. In every case, voting power and the power to dispose of shares are shared with clients whose accounts are managed by MacNealy Hoover Investment Management, Inc. MacNealy Hoover Investment Management, Inc. merely acts as investment advisor. Its clients retain all rights of ownership in assets maintained in managed accounts. Ownership of the Issuer common stock reported herein is distributed among more than 60 client relationships, every one of which accounts for significantly less than 5.0% of the Issuer's common stock issued and outstanding.

      The Filing Persons have both voting power and the power to dispose of certain of the shares reported herein. They have voting power over 281,250 shares and the power to dispose of 286,250 shares. The shares reported herein exclude 3,500 shares of Issuer common stock held in client accounts as to which MacNealy Hoover Investment Management, Inc. has neither voting power nor investment power.

      The aggregate of 309,250 shares reported herein as beneficially owned by the Filing Persons represents 9.4% of the Issuer's issued and outstanding common stock. This percentage figure is based on the Issuer First Federal Bancorp, Inc.'s Form 10-QSB Quarterly Report for the quarter ended June 30, 2002, which states that 3,292,455 shares of common stock were issued and outstanding as of July 31, 2002.

      (c) Transactions in the past 60 Days. The only transactions in Issuer common stock effected in the past 60 days were purchases by MacNealy Hoover Investment Management, Inc. on behalf of clients through one or more brokers on the open market. A schedule of these transactions is contained in Exhibit B.

CUSIP No. 319966 10 7

      (d) Dividends and Proceeds of Sale. Clients of MacNealy Hoover Investment Management, Inc. own of record or in street name the shares of Issuer common stock reported herein, and as such they have the sole right to dividends paid on and proceeds of sale of the Issuer common stock. No one of the clients of MacNealy Hoover Investment Management, Inc. owns of record or in street name more than 5% of the Issuer's common stock.

      (e) Date on Which the Reporting Persons Ceased to Be Beneficial Owners of More than 5%. Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
         -------------------------------------------------------------
Respect to Securities of the Issuer
-----------------------------------

      There are no contracts, arrangements, understandings, or relationships among the Filing Persons or between any of the Filing Persons and any other person, including but not limited to any client of MacNealy Hoover Investment Management, Inc., concerning the securities of the Issuer. As investment advisor, MacNealy Hoover Investment Management, Inc. manages client accounts in accordance with the terms of investment management agreements with its clients and the general investment objectives communicated by clients. Under the terms of its investment advisory agreements, MacNealy Hoover Investment Management, Inc. is entitled to receive fees for its investment management services, including fees calculated as a percentage of assets under management.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

      Exhibit A - Joint Filing Agreement dated August 30, 2002
      Exhibit B - Schedule of purchases in the last 60 days

                                 SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 30, 2002            MacNealy Hoover Investment Management, Inc.

                                  By:  /s/ Harry C.C. MacNealy
                                       -------------------------------------
                                       Harry C.C. MacNealy
                                  Its: Chief Executive Officer


                                  Harry C.C. MacNealy

                                  /s/ Harry C.C. MacNealy
                                  ------------------------------------------
                                  In his individual capacity and as Chief
                                  Executive Officer of MacNealy Hoover
                                  Investment Management, Inc.


                                  Charles H. Hoover

                                  /s/ Charles H. Hoover
                                  ------------------------------------------
                                  In his individual capacity and as
                                  President of MacNealy Hoover Investment
                                  Management, Inc.

                                                                   Exhibit A

                   AGREEMENT REGARDING THE JOINT FILING OF
                                SCHEDULE 13D

The undersigned hereby agree as follows:

      (1) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

      (2) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                                  MacNealy Hoover Investment Management, Inc.

Date: August 30, 2002             By:  /s/ Harry C.C. MacNealy
                                       -------------------------------------
                                       Harry C.C. MacNealy
                                       Its: Chief Executive Officer

                                  Harry C.C. MacNealy

Date: August 30, 2002             /s/ Harry C.C. MacNealy
                                  ------------------------------------------
                                  In his individual capacity and as Chief
                                  Executive Officer of MacNealy Hoover
                                  Investment Management, Inc.


                                  Charles H. Hoover

Date: August 30, 2002             /s/ Charles H. Hoover
                                  ------------------------------------------
                                  In his individual capacity and as
                                  President of MacNealy Hoover Investment
                                  Management, Inc.

                                                                   Exhibit B

         SCHEDULE OF PURCHASES IN THE 60 DAYS BEFORE AUGUST 30, 2002

                                  number of
           date of purchase    shares acquired    price per share
           ----------------    ---------------    ---------------

            1)   July 1             1,000              $7.24

            2)   July 1               500              $7.24

            3)   July 1             1,000              $7.24

            4)   July 3               600              $7.01

            5)   July 9             1,000              $7.00

            6)   July 11              500              $7.00

            7)   July 24            1,000              $6.67

            8)   August 1           1,250              $6.56

            9)   August 5             250              $6.50

           10)   August 7             500              $6.41

           11)   August 13            500              $6.67

           12)   August 13          1,000              $6.67

           13)   August 13          1,000              $6.67

           14)   August 13          1,500              $6.67

           15)   August 13          1,500              $6.67

           16)   August 13          1,100              $6.67

           17)   August 13          1,400              $6.67

           18)   August 14          1,000              $6.95

           19)   August 14          1,000              $6.95

           20)   August 14          1,200              $6.95

           21)   August 14            100              $6.75

           22)   August 15          1,000              $7.01

           23)   August 15          1,000              $7.01

           24)   August 15          2,000              $7.01

           25)   August 15          1,000              $7.01

           26)   August 15          1,800              $7.01

           27)   August 15          1,000              $7.01

           28)   August 16          1,000              $7.02

           29)   August 16          1,000              $7.02

           30)   August 16            500              $7.02

           31)   August 16          1,000              $7.02
                                  number of
           date of purchase    shares acquired    price per share
           ----------------    ---------------    ---------------

           32)   August 16          1,000              $7.02

           33)   August 16          1,000              $7.02

           34)   August 16          1,000              $7.02

           35)   August 16            800              $7.02

           36)   August 16            550              $7.02

           37)   August 16            500              $7.02

           38)   August 19          1,000              $7.00

           39)   August 19          1,000              $7.00

           40)   August 19          1,000              $7.00

           41)   August 19          1,000              $7.00

           42)   August 19          1,000              $7.00

           43)   August 19          1,000              $7.00

           44)   August 20          3,000              $6.97

           45)   August 21          1,000              $7.08

           46)   August 26          2,000              $7.10

           47)   August 26          1,000              $7.10

           48)   August 28            200              $7.42

           49)   August 28            400              $7.42

           50)   August 28            800              $7.42
                                   ------              -----
                         Total     49,450

      The price per share reflected above excludes brokers' commissions.